

October 15, 2020

Donna Shiroma
General Counsel
Avita Therapeutics, Inc.
28159 Avenue Stanford, Suite 220
Valencia, CA 91355

> **Re: Avita Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 9, 2020**
> **File No. 333-249419**

Dear Ms. Shiroma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact James Young at 202-551-4679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Cunningham